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                                [PGT LETTERHEAD]


VIA EDGAR AND FACSIMILE
-----------------------

                                                             June 26, 2006

Pamela A Long, Esquire
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

          Re:  PGT, Inc.
               Registration Statement on Form S-1 (the "Registration Statement") SEC File No. 333-132365
               -----------------------

Dear Ms. Long:

             PGT, Inc. (the "Company") hereby acknowledges that:

     o should the United States Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Very truly yours,

                                           PGT, INC.



                                           By: /s/  Mario Ferrucci III
                                              ----------------------------
                                              Name: Mario Ferrucci III
                                              Title:  Vice President, Corporate
                                                      Counsel, and Secretary

cc:   Andrew P. Schoeffler
      Allison Land Amorison